UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File No.: 0-4538 CUSIP No.: 23252E 10 6

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 27, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CYBEX INTERNATIONAL, INC.
Full Name of Registrant

N/A
Former Name if Applicable

10 Trotter Drive
Address of Principal Executive Office (Street and Number)

Medway, Massachusetts 02053
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12(b) - 25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant has failed to meet certain financial covenants contained in its credit facilities and in connection therewith is negotiating with its banks various amendments to and waivers with respect to such facilities. The results of such negotiations may impact certain portions of its Report on Form 10-Q for the Quarter ended June 27, 2009. The Registrant will file the Report promptly upon the finalization of such negotiations, and in any event within the grace period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Arthur W. Hicks, Jr.	(856)	354-2200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed July 23, 2009, which reports on the Registrant’s results of operations for the quarter and six months ended June 27, 2009, including as compared to the corresponding periods of 2008. The Registrant anticipates that the Consolidated Statements of Operations and Balance Sheets to be included in the Registrant’s Report on 10-Q for the Quarter ended June 27, 2009 will be consistent in all material respects with the Condensed Consolidated Statements of Operations and Balance Sheets included in said exhibit.

CYBEX INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2009	By:	/s/ John Aglialoro
John Aglialoro, Chairman

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the Registrant shall be filed with the form.

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